January 4, 2024

Mr. Kevin Stertzel

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Park Aerospace Corp.

Form 10-K for the year ended February 26, 2023

Forms 8-K Filed May 11, 2023

File No. 1-4415

Dear Mr. Stertzel

We are in receipt of your letter dated December 19, 2023, regarding the above referenced filings for Park Aerospace Corp. The holidays have delayed our ability to prepare a thorough response. We request an additional ten business days, to January 18, 2024, to respond to your comments.

Thank you for your consideration.

Sincerely,

/s/ P. Matthew Farabaugh

P. Matthew Farabaugh

Senior Vice President and Chief Financial Officer

Park Aerospace Corp.